Filed Pursuant to Rule 433
Registration Statement No. 333- 137490
FINAL TERM SHEET
Citizens Republic Bancorp, Inc.
19,904,450 Shares of Common Stock
2,407,644 Shares of Contingent Convertible Perpetual Non-Cumulative Preferred Stock, Series A

General

Issuer:	Citizens Republic Bancorp, Inc.

Ticker/Exchange:	CRBC / Nasdaq Global Select Market

Last sale price of common stock on June 5, 2008:	$4.39

Contingent Convertible Preferred Offering

Securities offered:	2,407,644 shares of Contingent Convertible Perpetual Non-Cumulative Preferred Stock, Series A.

Over-allotment option:	Up to 361,147 additional shares of Preferred Stock

Dividends:	As-if-Converted Dividends. Our Board of Directors may not declare and pay any dividend or make any distribution (including, but not limited to, regular quarterly dividends) in respect of our common stock, whether in the form of cash or securities or any other form of property or assets, unless our Board of Directors declares and pays a dividend or makes a distribution, as applicable, to the holders of the Preferred Stock, at the same time and on the same terms as holders of the common stock, in an amount per share of Preferred Stock equal to the product of (i) the per share dividend or distribution, as applicable, declared and paid or made in respect of each share of common stock and (ii) the number of shares of common stock into which such share of Preferred Stock is then convertible.

Special Dividends. In addition to the as-if-converted dividends described above, if the Preferred Stock has not been converted into common stock by October 9, 2008, Special Dividends will be payable on the Preferred Stock when, as and if declared by our Board of Directors, on

January 9, April 9, July 9, and October 9 of each year (or the following business day if such day is not a business day), commencing January 9, 2009, and on the mandatory conversion date, at a rate of 15% per annum of the liquidation preference of the Preferred Stock. This rate will increase by an additional 1% on each six month anniversary thereafter, to a maximum rate equal to 17% per annum.

Dividends on the Preferred Stock are non-cumulative.

Mandatory Conversion:	Each share of Preferred Stock will automatically convert into 12.50 shares of common stock, subject to anti-dilution adjustments, on the fifth business day after which Shareholder Approval has been received.

Accounting Treatment:	If the effective issue price of the underlying common stock issuable upon conversion of the Preferred Stock is determined to be lower than the closing market price of the common stock on the issue date, under U.S. GAAP, Citizens will be required to record a beneficial conversion of the preferred stock. The amount of the beneficial conversion would be equal to the excess of the market price per share of the common stock on the date the Preferred Stock was issued, over the effective per-share issue price of the underlying common stock implied by the terms of the Preferred Stock, multiplied by the number of common shares underlying a share of Preferred Stock. Based on the common stock closing market price on June 5, 2008, the issue date of the preferred stock offering, Citizens expects to record a beneficial conversion of $11.7 million. The company anticipates making a corresponding credit to additional paid in capital, which will not affect total shareholders equity, capital or capital adequacy ratios.

Price to public:	$50.00 per Share

Underwriting discounts and commissions:	$2.50 per share of Preferred Stock

CUSIP:	174420208

ISIN:	US1744202086

Listing:	The Issuer intends to apply to list the Preferred Stock on the New York Stock Exchange under the symbol “CTZPrB”

Common Stock Offering

Shares offered:	19,904,450 shares of common stock, no par value

Overallotment Option:	Up to 2,985,664 additional shares of common stock

Shares outstanding prior to the offering:	75,747,627 shares of common stock (1)

Shares outstanding after the offering:	95,652,077 shares of common stock (1)

Price to public:	$4.00 per share

Underwriting discounts and commissions:	$0.20 per share

CUSIP:	174420109

(1)	Based on 75,747,627 shares outstanding at March 31, 2008. Assumes no options exercised since that date, no exercise of the underwriters’ over-allotment option, and excludes the following:
•	3,671,334 shares of common stock reserved for future issuances under Citizens’ stock-based compensation plan at March 31, 2008;

•	3,889,273 shares of common stock that were subject to outstanding options at a weighted average exercise price of $26.30 per share at March 31, 2008; and

•	shares of common stock issuable upon conversion of the preferred stock

Other Offering Information

Trade date:	June 5, 2008

Settlement date:	June 11, 2008

Representatives of the underwriters:	Morgan Stanley & Co. Incorporated
Citigroup Global Markets Inc.

Underwriters:	Morgan Stanley & Co. Incorporated
Citigroup Global Markets Inc.
Keefe, Bruyette & Woods, Inc.
Credit Suisse Securities (USA) LLC
Sandler O’Neill & Partners, LP
Oppenheimer & Co. Inc.
Citizens has filed a registration statement (including a prospectus) with the SEC for the offerings to which this communication relates. Before you invest, you should read the preliminary prospectus supplements dated June 5, 2008, the accompanying prospectus dated September 21, 2006 and other documents we have filed with the SEC for more complete information about Citizens and these offerings. You may obtain these documents and other documents Citizens has filed for free by visiting the SEC’s web site at www.sec.gov. Alternatively, Citizens, any underwriter or any dealer participating in the offering will arrange to send you the preliminary prospectus supplements and accompanying prospectus if you request them by contacting Morgan Stanley & Co. Incorporated, 180 Varick Street, 2nd Floor, New York, NY 10014, Attention: Prospectus Department, email: prospectus@morganstanley.com or Citi, Brooklyn Army Terminal, 140 58th Street, 8th Floor, Brooklyn, NY 11220, telephone (877) 858-5407, facsimile (718) 765-6734.
ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.